SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                        31st NEW ROUTE FROM SHANNON BASE

                          AND 3 NEW ROUTES FROM DUBLIN

                               SHANNON - ALICANTE

                  DUBLIN - PALMA, SANTANDER AND ZADAR (Croatia)

     Ryanair, Ireland's favourite airline, today (Thursday, 25th October 2007) announced its 31st new route from Shannon to Alicante and three new routes from Dublin to Palma, Santander and Zadar (Croatia), all of which start in March 2008. This will bring the number of Ryanair routes from Dublin to 83, and from Shannon to 31. Ryanair will carry over 13 million passengers on 135 Irish routes next year. No other airline carries as many passengers or offers as many routes to/from Ireland.

     Speaking in Limerick today, Ryanair's CEO Michael O'Leary said:

          "Ryanair's low fares are delivering record growth for Irish Tourism on 135 routes from 7 Irish airports. At a time when Aer Lingus is abandoning regional Irish airports and pulling routes such as Heathrow
          - Shannon and Poznan, Newcastle and Seville from Dublin, Ryanair will open 18 new routes from Cork, Dublin, Kerry, Knock and Shannon in the next two months alone.

          "In two weeks time, Ryanair will open 8 new routes from Shannon, including its first domestic service from Shannon to Dublin. This new route will allow passengers from the mid-west to avoid the nightmare of traffic on the N7 and the M50, with 40 minute flights for less than the cost of a gallon of petrol. Ryanair's 31 Shannon routes will deliver two million passengers to Shannon in the coming year, generating a visitor spend of EUR350m and supporting 2,000 local jobs.

          "To celebrate the imminent launch of our Shannon Dublin service Ryanair is releasing 10,000 free seats* on its Shannon Dublin route for travel in November, December and January and we advise passengers to book now because these bargains will be snapped up in record time".



        *Just pay the taxes and charges

    Ends.                                           Thursday, 25th October 2007


    For reference:

    Peter Sherrard - Ryanair              Pauline McAlester - Murray Consultants

    Tel: 00 353 1 812 1228                Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 25 October 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director